Himalaya Shipping Ltd.
Index to the Unaudited Consolidated Financial Statements

Himalaya Shipping Ltd.

Unaudited Consolidated Statements of Operations

(In $ millions except share and per share data)

	Notes	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Operating revenues					
Time charter revenues	7	62.2	37.9	149.0	89.8
Other operating revenue		0.4	—	0.8	—
Total operating revenues		**62.6**	**37.9**	**149.8**	**89.8**
Operating expenses					
Vessel operating expenses		(7.5)	(7.0)	(22.0)	(21.0)
Voyage expenses and commissions		(0.9)	(0.5)	(2.1)	(1.0)
General and administrative expenses		(1.5)	(1.1)	(4.6)	(3.7)
Depreciation and amortization		(7.3)	(7.3)	(21.9)	(21.9)
Total operating expenses		**(17.2)**	**(15.9)**	**(50.6)**	**(47.6)**
Operating income		**45.4**	**22.0**	**99.2**	**42.2**
Income (loss) from equity method investment	10	—	—	—	—
Financial income (expenses), net					
Interest income		0.3	0.3	0.9	0.7
Interest expense		(12.3)	(12.8)	(37.1)	(38.7)
Other financial (expenses) income, net		(0.1)	—	(0.1)	—
Total financial expenses, net		**(12.1)**	**(12.5)**	**(36.3)**	**(38.0)**
Net income before income tax		**33.3**	**9.5**	**62.9**	**4.2**
Income tax (expense) / credit	5	—	—	—	—
Net income		**33.3**	**9.5**	**62.9**	**4.2**
Net loss attributable to non-controlling interests		**(0.1)**	**—**	**(0.1)**	**—**
Net income attributable to shareholders of Himalaya Shipping Ltd.		**33.4**	**9.5**	**63.0**	**4.2**
Basic earnings per share	6	**0.71**	**0.21**	**1.34**	**0.09**
Diluted earnings per share	6	**0.71**	**0.21**	**1.33**	**0.09**

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Comprehensive Income
(In $ millions except share and per share data)

	Notes	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Net income		33.3	9.5	62.9	4.2
Total comprehensive income		33.3	9.5	62.9	4.2
Comprehensive income (loss) attributable to:					
Shareholders of Himalaya Shipping Ltd.		33.4	9.5	63.0	4.2
Non-controlling interests		(0.1)	—	(0.1)	—

Himalaya Shipping Ltd.
Unaudited Consolidated Balance Sheets
(In $ millions except share and per share data)

	Notes	September 30, 2026	December 31, 2025
ASSETS			
Current assets			
Cash and cash equivalents		39.7	32.4
Trade receivables		1.1	0.7
Prepaid expenses and other current assets	8	7.4	6.6
Total current assets		**48.2**	**39.7**
Non-current assets			
Equity method investments	10	—	0.4
Intangible asset	9	0.5	—
Vessels and equipment, net	11	801.9	823.8
Total non-current assets		**802.4**	**824.2**
Total assets		**850.6**	**863.9**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Current portion of long-term debt	13	24.6	23.6
Trade payables	16	1.3	1.3
Accrued expenses	12	6.7	6.4
Unearned income		5.4	4.8
Other current liabilities		1.4	0.5
Total current liabilities		**39.4**	**36.6**
Non-current liabilities			
Long-term debt	13	647.0	665.6
Total non-current liabilities		**647.0**	**665.6**
Total liabilities		**686.4**	**702.2**
Commitments and contingencies	15		
Shareholders' Equity			
Common shares of par value $1.00 per share: authorized 140,010,000 (2025: 140,010,000) shares, issued and outstanding 47,170,000 (2025: 46,650,000) shares	17	47.2	46.7
Additional paid-in capital	17	2.0	27.4
Contributed surplus	17	14.4	50.3
Retained earnings		100.3	37.3
Non-controlling interests	9	0.3	—
Total shareholders' equity		**164.2**	**161.7**
Total liabilities and shareholders' equity		**850.6**	**863.9**

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ millions except share and per share data)

	Notes	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Cash Flows from Operating Activities					
Net income		33.3	9.5	62.9	4.2
Adjustments to reconcile net income to net cash provided by operating activities:					
Non-cash compensation expense related to stock options		0.1	0.1	0.2	0.2
Depreciation and amortization		7.3	7.3	21.9	21.9
Amortization of deferred finance charges	13	0.6	0.7	1.9	2.0
Change in assets and liabilities (net of amounts acquired in the business combination)					
Accounts receivable		0.1	(0.1)	0.8	0.7
Accounts payable		(0.6)	(0.5)	(0.3)	0.7
Accrued expenses	12	(0.5)	0.7	(0.4)	(1.0)
Prepaid expenses and other current assets	8	0.7	1.1	(0.7)	(0.7)
Unearned income and other current liabilities		2.8	(0.5)	1.5	(1.0)
Net cash provided by operating activities		**43.8**	**18.3**	**87.8**	**27.0**
Cash Flows from Investing Activities					
Acquisition of subsidiary, net of cash acquired	9	—	—	—	—
Net cash used in investing activities		**—**	**—**	**—**	**—**
Cash Flows from Financing Activities					
Proceeds from issuance of common shares, net of paid issuance costs	17	0.1	—	3.4	14.8
Proceeds from short-term debt from related party	16	—	—	—	6.0
Repayment of short-term debt from related party	16	—	—	—	(6.0)
Repayment of long-term debt	13	(6.5)	(6.4)	(19.5)	(20.4)
Payment of cash distributions	17	(32.5)	(10.2)	(64.4)	(14.4)
Net cash used in financing activities		**(38.9)**	**(16.6)**	**(80.5)**	**(20.0)**
Net increase in cash and cash equivalents		**4.9**	**1.7**	**7.3**	**7.0**
Cash and cash equivalents at the beginning of the period		34.8	24.7	32.4	19.4
Cash and cash equivalents at the end of the period		**39.7**	**26.4**	**39.7**	**26.4**

Supplementary disclosure of cash flow information					
Interest paid		(11.7)	(11.3)	(35.3)	(37.5)

Himalaya Shipping Ltd.

Unaudited Consolidated Statements of Changes in Shareholders' Equity

(In $ millions except share and per share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings	Non-controlling Interests	Total equity
Balance as of December 31, 2024	**43,900,000**	**43.9**	**14.4**	**76.8**	**19.6**	**—**	**154.7**
Issuance of common shares	2,650,000	2.7	12.4	—	—	—	15.1
Equity issuance costs	—	—	(0.3)	—	—	—	(0.3)
Share based compensation	—	—	0.1	—	—	—	0.1
Cash distributions to shareholders	—	—	—	(0.7)	—	—	(0.7)
Total comprehensive loss	—	—	—	—	(6.4)	—	(6.4)
Balance as of March 31, 2025	**46,550,000**	**46.6**	**26.6**	**76.1**	**13.2**	**—**	**162.5**
Share based compensation	—	—	0.1	—	—	—	0.1
Cash distributions to shareholders	—	—	—	(4.4)	—	—	(4.4)
Total comprehensive income	—	—	—	—	1.1	—	1.1
Balance as of June 30, 2025	**46,550,000**	**46.6**	**26.7**	**71.7**	**14.3**	**—**	**159.3**
Share based compensation	—	—	0.1	—	—	—	0.1
Cash distributions to shareholders	—	—	—	(8.8)	—	—	(8.8)
Total comprehensive income	—	—	—	—	9.5	—	9.5
Balance as of September 30, 2025	**46,550,000**	**46.6**	**26.8**	**62.9**	**23.8**	**—**	**160.1**

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings	Non-controlling Interests	Total equity
Balance as of December 31, 2025	**46,650,000**	**46.7**	**27.4**	**50.3**	**37.3**	**—**	**161.7**
Issuance of common shares	100,000	0.1	0.6	—	—	—	0.7
Share based compensation	—	—	0.1	—	—	—	0.1
Cash distributions to shareholders	—	—	—	(11.7)	—	—	(11.7)
Total comprehensive income	—	—	—	—	5.0	—	5.0
Balance as of March 31, 2026	**46,750,000**	**46.8**	**28.1**	**38.6**	**42.3**	**—**	**155.8**
Issuance of common shares	395,000	0.4	2.2	—	—	—	2.6
Non-controlling interests on subsidiary acquired	—	—	—	—	—	0.4	0.4
Share based compensation	—	—	—	—	—	—	—
Cash distributions to shareholders	—	—	—	(20.2)	—	—	(20.2)
Total comprehensive income	—	—	—	—	24.6	—	24.6
Balance as of June 30, 2026	**47,145,000**	**47.2**	**30.3**	**18.4**	**66.9**	**0.4**	**163.2**
Issuance of common shares	25,000	—	0.1	—	—	—	0.1
Transfer	—	—	(28.5)	28.5	—	—	—
Share based compensation	—	—	0.1	—	—	—	0.1
Cash distributions to shareholders	—	—	—	(32.5)	—	—	(32.5)
Total comprehensive income (loss)	—	—	—	—	33.4	(0.1)	33.3
Balance as of September 30, 2026	**47,170,000**	**47.2**	**2.0**	**14.4**	**100.3**	**0.3**	**164.2**

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 1 - General Information

Himalaya Shipping Ltd. was incorporated in Bermuda on March 17, 2021. We are listed on the New York Stock Exchange and on the Euronext Oslo Bors under the ticker HSHP. Our shares started trading on Euronext Oslo Bors on June 3, 2025, following the transfer of our listing from Euronext Expand. Himalaya Shipping Ltd. was founded for the purpose of owning high-quality Newcastlemax dry bulk vessels, each with capacity in the range of 210,000 dead weight tonnes ("dwt") which are equipped with the latest generation dual fuel LNG technology. As of September 30, 2026, we have a total of twelve vessels in operation. The Company has entered into sale and leaseback financing arrangements for its vessels which are described in Note 13.

As used herein, and unless otherwise required by the context, the term "Himalaya Shipping" refers to Himalaya Shipping Ltd. and the terms "Company", "we", "Group", "our" and words of similar import refer to Himalaya Shipping and its consolidated companies. The use herein of such terms as "group", "organization", "we", "us", "our" and "its" or references to specific entities, is not intended to be a precise description of corporate relationships.

Going Concern

The unaudited consolidated financial statements have been prepared on a going concern basis.

Note 2 - Basis of Preparation and Accounting Policies

Basis of preparation

The unaudited consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2025, which are included in our Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission ("SEC") on March 12, 2026. The Unaudited Consolidated Balance Sheet data for December 31, 2025 was derived from our audited annual financial statements. The amounts in the unaudited consolidated financial statements are presented in millions (with one decimal) of United States dollars ("U.S. dollar" or "$"), unless otherwise stated. The unaudited consolidated financial statements have been prepared on a going concern basis and in management's opinion, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of its financial position as of September 30, 2026, and its results of operations and cash flows for the three and nine months ended September 30, 2026 and 2025.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited consolidated financial statements for the three and nine months ended September 30, 2026 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2025, except for the following which were adopted in the nine months ended September 30, 2026:

Non-controlling interests

Investments in entities over which we directly or indirectly hold more than 50% of the voting rights are consolidated in the consolidated financial statements, unless the non-controlling interests have substantive participating rights that provide them with the ability to effectively participate in significant financial and operating decisions made in the ordinary course of business. Non-controlling interests in consolidated subsidiaries are presented as a separate component of equity in the consolidated financial statements under the line item "Non-controlling interests."

Other operating revenue

Other operating revenue consists of management service fees for management services provided by Peak Maritime Management AS ("Peak Maritime") (formerly 2020 Bulkers Management AS). It is recognized in the period in which the service is provided.

Intangible asset

Intangible asset comprise customer contracts and customer relationships acquired as part of the business combination (see Note 9 - Business Acquisition). Intangible asset will be amortized over an estimated useful life of 10 years.

Business combination

We evaluate acquisitions to determine whether the acquired asset meets the definition of a business under ASC 805. If substantially all of the fair value of the gross asset acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the transaction is accounted for as an asset acquisition.

Business combinations are accounted for under the acquisition method. Identifiable assets acquired and liabilities assumed are measured at their fair values at the date of acquisition. The excess of the consideration transferred over the fair values of the identifiable net assets acquired is recognized as goodwill. If the fair value of the identifiable net assets acquired exceeds the consideration transferred, a bargain purchase gain is recognized in the statement of operations in the period of acquisition. Acquisition related costs are expensed as incurred. The results of operations of acquired businesses are included from the date of acquisition.

Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards

In July 2025, the Financial Accounting Standards Board ("FASB") issued ASU 2025-05 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transaction accounted for under Topic 606. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments have no impact on our unaudited consolidated financial statements for the three and nine months ended September 30, 2026.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of September 30, 2026:

Standard	Description	Date of adoption	Expected Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses	The amendments require disclosure of the amounts of below 5 categories included in each relevant expense caption: (a) purchase of inventory; (b) employee compensation; (c) depreciation; (d) intangible asset amortization; and (e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities. The amendment also requires disclosure of the qualitative description of the amounts remaining in the relevant expense captions that are not separately disaggregated quantitatively. In addition, disclosure of the entity's definition of selling expenses and its total amount are required.	January 1, 2027	Under evaluation
ASU 2025-01 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date	The amendment in this Update amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.	January 1, 2027	Under evaluation
ASU 2025-03 Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity	The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. Entities are required to adopt the Update in annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods.	January 1, 2027	Under evaluation
ASU 2025-11 Interim Reporting (Topic 270): Narrow-Scope Improvements	The amendments in this update provide clarity about current requirements, the types of interim reporting, and the form and content of interim financial statements in accordance with GAAP. The amendments also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity.	January 1, 2028	Under evaluation
ASU 2025-12 Codification Improvements	The amendments represent changes to the Codification that clarify, correct errors, or make minor improvements to make the Codification easier to understand and apply.	January 1, 2027	Under evaluation
ASU 2026-02 Environmental Credits and Environmental Credit Obligations (Topic 818)	The amendments in this update improve GAAP by providing specific authoritative guidance for environmental credits and environmental credit obligations.	January 1, 2028	Under evaluation

Note 4 - Segment

We have one reportable segment as our chief operating decision maker ("CODM"), being our Board of Directors, measures performance based on our overall return to shareholders based on consolidated net income as reported in our Unaudited Consolidated Statements of Operations. The CODM does not review a measure of operating result at a lower level than the consolidated group. The measure of segment assets is reported on the Unaudited Consolidated Balance Sheets as total consolidated assets. The CODM reviews quarterly variances of consolidated net income and total consolidated assets, short-term and long-term market trends and cash flow forecasts in making resource allocation decisions.

Segment revenue, profit and significant segment expenses are as follows:

(in millions of $)	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Total operating revenues	62.6	37.9	149.8	89.8
Less:				
Crew costs	(4.0)	(3.8)	(12.0)	(11.7)
Other vessel operating expenses[(1)]	(3.5)	(3.2)	(10.0)	(9.3)
Voyage expenses and commissions	(0.9)	(0.5)	(2.1)	(1.0)
General and administrative expenses[(2)]	(1.5)	(1.1)	(4.6)	(3.7)
Depreciation and amortization	(7.3)	(7.3)	(21.9)	(21.9)
Interest income	0.3	0.3	0.9	0.7
Interest expense	(12.3)	(12.8)	(37.1)	(38.7)
Other financial income (expenses), net	(0.1)	—	(0.1)	—
Income tax (expenses)	—	—	—	—
Segment and consolidated net income	33.3	9.5	62.9	4.2

[(1)] Other vessel operating expenses include repairs and maintenance, spares, stores and consumables, lubricating oil, vessel insurance, services and subscriptions, and vessel management fees.

[(2)] General and administrative expenses include directors and officers' insurance, management fees, audit and accounting fees, administrative salaries, directors' fees, legal fees, listing fees, share based compensation costs, and other administrative expenses.

Note 5 - Income Taxes

Bermuda

Himalaya Shipping Ltd. is incorporated in Bermuda. Himalaya Shipping Ltd. has received written assurance from the Minister of Finance in Bermuda that the Company will be exempted from taxation until March 31, 2035.

On December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the "CIT Act"). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two out of the last four fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, for taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax, as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities).

While we have a tax-exempt status in Bermuda until March 31, 2035, Bermuda specifically provided that the CIT Act applies notwithstanding any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966 (the "EUTP Act"). Based on a number of operational, economic and regulatory assumptions, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in the near future. We will monitor the developments on the Bermuda internal regulations with regard to the CIT Act implementation. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds, we may be subject to taxation in Bermuda. If we are subject to taxation in Bermuda under the CIT Act, our international shipping income may be excluded from taxation if we can demonstrate either strategic or commercial management in Bermuda.

Liberia

The companies operating the vessels are not subject to tax in Liberia on international shipping income.

United Kingdom
Taxable income in the United Kingdom is generated by our UK subsidiary. The statutory tax rate in the United Kingdom as of September 30, 2026 was 25%.

Norway
Taxable income in Norway is generated by Peak Maritime Management AS ("Peak Maritime") (formerly known as 2020 Bulkers Management AS). The corporate income tax rate in Norway as of September 30, 2026 was 22%.

Note 6 - Earnings Per Share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Dilutive impact of the assumed conversion of potentially dilutive instruments which are 380,000 share options and 1,000,000 share options outstanding as at September 30, 2026 and 2025, respectively, are shown in the table below:

(in $ millions except share and per share data)	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Basic earnings per share	0.71	0.21	1.34	0.09
Diluted earnings per share	0.71	0.21	1.33	0.09
Net income	33.3	9.5	62.9	4.2
Issued common shares at the end of the period	47,170,000	46,550,000	47,170,000	46,550,000
Weighted average number of shares outstanding for the period, basic	47,149,076	46,550,000	46,950,440	45,783,150
Dilutive impact of share options	72,949	21,351	462,144	7,195
Weighted average number of shares outstanding for the period, diluted	47,222,025	46,571,351	47,412,584	45,790,345

Note 7 - Operating Leases

Rental income

The components of operating lease income are as follows:

(in $ millions)	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Time charter revenues	62.2	37.9	149.0	89.8

Time charter revenues on our index-linked charters were $52.3 million and $119.7 million in the three and nine months ended September 30, 2026, respectively, and $23.4 million and $67.9 million in the three and nine months ended September 30, 2025, respectively.

Time charter revenues on our fixed rate charters were $9.9 million and $29.3 million in the three and nine months ended September 30, 2026, respectively, and $14.5 million and $21.9 million in the three and nine months ended September 30, 2025, respectively.

Note 8 - Prepaid expenses and other current assets

	September 30, 2026	December 31, 2025
(in $ millions)		
Prepaid interest[1]	2.2	2.2
Inventory	2.0	1.7
Other current assets[2]	1.8	1.3
Other prepaid expenses[3]	0.7	1.1
Prepaid insurance	0.7	0.3
Total	7.4	6.6

[1] Prepaid interest pertains to interest paid in advance for "Mount Norefjell", "Mount Ita", "Mount Etna" and "Mount Blanc". Bareboat payments on the lease for these vessels were paid in advance.

[2] Other current assets mainly relate to funding advanced to vessel managers.

[3] Other prepaid expenses are primarily comprised of prepaid operating expenses and cash advance to crew onboard the vessels.

Note 9 - Business Acquisition

On April 1, 2026, we purchased an additional 4,200 shares in Peak Maritime for total consideration of $0.1 million, increasing the Company's total ownership in Peak Maritime to 54%. As the Company acquired a controlling financial interest in Peak Maritime, Peak Maritime has been consolidated into the Company's financial statements from April 1, 2026.

Details of the purchase consideration and net assets acquired are as follows:

		April 1, 2026
(in $ millions)		
Fair value of previously held 40% equity interest [1]		0.3
Fair value of non-controlling interest [2]		0.4
Purchase consideration - cash		0.1
Total assumed purchase consideration		**0.8**
Less: Fair value of net assets acquired:		
Cash	0.1	
Trade receivables	0.9	
Prepaid expenses and other current assets	0.3	
Customer relationships [3]	0.5	
Trade payables	(0.1)	
Accrued expenses	(0.9)	0.8
		—

[1] The fair value of previously held investment in Peak Maritime was recalculated based on the cash purchase price of the additional 14% equity interest acquired on April 1, 2026. There was no material difference between the fair value and the carrying value of the equity method investment.

[2] Non-controlling interest comprises 36% equity interest owned by Bruton Limited and 10% equity interest owned by 2020 Bulkers Ltd.

[3] Intangible asset in balance sheet comprise customer contracts and customer relationships acquired as part of the business combination.

Revenue and profit contributions

Since April 1, 2026, Peak Maritime has contributed revenues of $0.4 million and $0.8 million after intercompany eliminations to the Company in the three and nine months ended September 30, 2026, respectively. Had Peak Maritime been consolidated from January 1, 2026, it would have contributed revenues of $1.4 million after intercompany eliminations for the nine months ended September 30, 2026. The impact of Peak Maritime's net profit (loss) to consolidated net profit for the three and nine months ended September 30, 2026 is not material.

Had the business combination been consummated from January 1, 2025, Peak Maritime would have contributed revenues, on a pro forma basis, of $0.5 million and $1.2 million after intercompany eliminations for the three and nine months ended September 30, 2025, respectively. The pro forma impact of Peak Maritime's net profit (loss) to consolidated net profit (loss) for the three and nine months ended September 30, 2025 is not material.

Note 10 - Equity Method Investment

In August 2024, we acquired 12,000 shares in Peak Maritime for total consideration of $0.3 million. The acquired shares represented 40% of the issued shares of Peak Maritime. As the Company had the ability to exercise significant influence, we accounted for this investment in Peak Maritime as an equity method investment. On April 1, 2026, we acquired an additional 14% interest in Peak Maritime and have consolidated the company since that date.

The table below sets forth the carrying value of our equity method investment:

	As of and for the nine months ended September 30, 2026	As of and for the year ended December 31, 2025
(in $ millions)		
Opening balance	0.4	0.3
Share options expense to employees of acquiree [1]	—	0.1
Equity in net income (loss) [2]	—	—
Dividends received [3]	(0.1)	
Step acquisition and consolidation from April 1, 2026 (note 9)	(0.3)	—
Closing balance	—	0.4

[1] This pertains to 40% of the share options granted by the Company to employees of Peak Maritime.

[2] Equity in net loss from equity method investment for the three months ended March 31, 2026 amounted to $6,000.

[3] This pertains to dividends declared by Peak Maritime in the three months ended March 31, 2026 and paid in May 2026.

Note 11 - Vessels and Equipment, net

	As of and for the nine months ended September 30, 2026	As of and for the year ended December 31, 2025
(in $ millions)		
Cost		
At January 1	888.6	888.6
At end of the period	888.6	888.6

	As of and for the nine months ended September 30, 2026	As of and for the year ended December 31, 2025
(in $ millions)		
Depreciation		
At January 1	(64.8)	(35.6)
Charge for the period	(21.9)	(29.2)
At end of the period	**(86.7)**	**(64.8)**
Net book value at end of the period	**801.9**	**823.8**

During the nine months ended September 30, 2026, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable as of September 30, 2026, and concluded that no such events occurred.

Note 12 - Accrued expenses

Accrued expenses comprise of:

	September 30, 2026	December 31, 2025
(in $ millions)		
Accrued interest[1]	4.4	4.6
Accrued operating expenses	0.9	0.8
Other accrued expenses[2]	1.4	1.0
Total	6.7	6.4

[1] Accrued interest pertains to unpaid interest on the sale and leaseback financing for "Mount Bandeira", "Mount Elbrus", "Mount Hua", "Mount Matterhorn", "Mount Neblina", "Mount Denali", "Mount Aconcagua" and "Mount Emai". Bareboat payments on the leases for these vessels are paid in arrears.

[2] Other accrued expenses include accruals for commissions, audit fees, legal fees and management fees.

Note 13 - Debt

	Financing Company	September 30, 2026	December 31, 2025
(in $ millions)			
Vessel financing (Mount Norefjell)	AVIC	54.7	56.2
Vessel financing (Mount Ita)	AVIC	54.7	56.2
Vessel financing (Mount Etna)	AVIC	55.1	56.8
Vessel financing (Mount Blanc)	AVIC	55.0	56.7
Vessel financing (Mount Matterhorn)	CCBFL	56.7	58.3
Vessel financing (Mount Neblina)	CCBFL	56.7	58.3
Vessel financing (Mount Hua)	Jiangsu	57.8	59.5
Vessel financing (Mount Bandeira)	Jiangsu	57.8	59.5
Vessel financing (Mount Elbrus)	CCBFL	57.6	59.3
Vessel financing (Mount Denali)	CCBFL	58.2	59.8
Vessel financing (Mount Aconcagua)	CCBFL	58.4	60.0
Vessel financing (Mount Emai)	CCBFL	58.4	60.0
Total debt, gross		**681.1**	**700.6**
Less: Deferred finance charges		(9.5)	(11.4)
Total debt, net of deferred finance charges		**671.6**	**689.2**
Less: Current portion of long-term debt, net of deferred finance charges		(24.6)	(23.6)
Long-term debt, net of deferred finance charges		**647.0**	**665.6**

The total debt, gross, as of September 30, 2026, is repayable as follows:

Year ending December 31	
(in $ millions)	
2026 (remaining three months)	6.6
2027[(1)]	27.6
2028	29.6
2029	31.5
2030	303.6
Thereafter	282.2
Total debt, gross	**681.1**

[(1)] $20.4 million repayable in the nine months ended September 30, 2027.

AVIC International Leasing Co., Ltd. ("AVIC") – Sale and leaseback financing arrangements

The Company has seven-year sale and leaseback arrangements with AVIC for "Mount Norefjell", "Mount Ita", "Mount Etna", and "Mount Blanc", which are accounted for as financing transactions due to the fixed price purchase options and the cash penalty of $25.0 million per vessel for not exercising any of the purchase options. The arrangements include purchase options each year from year 3 to year 7.

In addition, AVIC partially financed the cost of installing scrubbers on the above vessels amounting to $2.2 million for each vessel which was repayable in advance in 12 quarterly installments plus interest calculated as Overnight SOFR plus a margin of 4.5% and credit adjustment spread of 0.26161% from July 1, 2023. The scrubber financing was fully repaid in the first quarter of 2026.

Under the relevant financing agreements, payment of dividends or making of other distributions from each relevant subsidiary to the Company will only be allowed if immediately following such payment or distribution there will be maintained in the bank account an amount no less than the higher of (a) $3.6 million and (b) the aggregate of the bareboat rate under the facility and the operating expenses for the vessel that are payable within the next six months.

CCB Financial Leasing Co., Ltd. ("CCBFL") – Sale and leaseback financing arrangements

The Company has seven-year sale and leaseback arrangements with CCBFL for "Mount Matterhorn", "Mount Neblina", "Mount Elbrus", "Mount Denali", "Mount Aconcagua" and "Mount Emai", which are accounted for as financing transactions due to the fixed price purchase options. The arrangements include purchase options each year from year 3 of $56.0 million, declining to $46.0 million after year 7.

Jiangsu Financial Leasing Co. Ltd ("Jiangsu") – Sale and leaseback financing arrangements

The Company has seven-year sale and leaseback arrangements with Jiangsu for "Mount Bandeira" and "Mount Hua" accounted for as financing transactions due to the fixed price purchase options. The arrangements include purchase options each year from year 3 of $56.0 million, declining to $46.0 million after year 7.

Each of our eight subsidiaries under our sale and leaseback arrangements with CCBFL and Jiangsu has been required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel. As of September 30, 2026, the Company is required to maintain a total minimum cash balance of $12.3 million, which is included in cash and cash equivalents as there are no legal restrictions on the bank account.

The bareboat rate per day under the sale and leaseback arrangements is fixed for the bareboat period and the average bareboat rate per day for the sale and leaseback arrangements with AVIC, CCBFL and Jiangsu is $16,567. The Company has classified the estimated amortization of the bareboat payments due within twelve months from September 30, 2026 as "Current portion of long-term debt" on the Unaudited Consolidated Balance Sheet.

Drew Holdings Limited ("Drew") – Revolving Credit Facility

The Company has a $10.0 million Revolving Credit Facility agreement with Drew, who is a significant shareholder in the Company. Refer to Note 16 - Related Party Transactions for details on the terms of the agreement with Drew.

As of September 30, 2026 and December 31, 2025, we were in compliance with all applicable covenants in each of our financing arrangements.

Note 14 - Financial Instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair values as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of September 30, 2026 and December 31, 2025 were as follows:

		September 30, 2026		December 31, 2025	
(in $ millions)	**Hierarchy**	**Fair Value**	**Carrying Value**	**Fair Value**	**Carrying Value**
Assets					
Cash and cash equivalents [1]	Level 1	39.7	39.7	32.4	32.4
Liabilities					
Current portion of long-term debt [2][3]	Level 2	27.1	27.1	26.1	26.1
Long-term debt [2][3]	Level 2	689.6	654.0	716.3	674.5

[1] All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Thus, carrying value is a reasonable estimate of fair value.

[2] Fair value of current portion of long-term debt and long-term debt have been corroborated using discounted cash flow model and market interest rates as of September 30, 2026 and December 31, 2025.

[3] Our debt obligations are recorded at amortized cost in the Unaudited Consolidated Balance Sheets. The amounts presented in the table are gross of deferred finance charges amounting to $9.5 million (of which $2.5 million is classified as current) and $11.4 million (of which $2.5 million is classified as current) as of September 30, 2026 and December 31, 2025, respectively.

The carrying amounts of accounts receivable, funding to vessel managers, accounts payable and accrued expenses approximated their fair values as of September 30, 2026 and December 31, 2025 because of their near term maturity and are classified as Level 1 within the fair value hierarchy.

There have been no transfers between different levels in the fair value hierarchy during the periods presented.

Note 15 - Commitments and Contingencies

	September 30, 2026	December 31, 2025
(in $ millions)		
Book value of vessels and equipment, net secured against Total debt, gross [1]	801.9	823.8
Total	801.9	823.8

[1] Legal owners of the vessels are the respective leasing companies, see note 13.

Contingencies

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the consolidated financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Guarantee

We issued a performance guarantee to the vessel manager of the "Mount Elbrus" as security for the performance of its obligations under the European Union Emissions Trading System ("EU ETS") Scheme up to a maximum liability of $0.5 million. The vessel owner is responsible for providing such emission allowances to the vessel manager. The vessel manager is responsible for calculation of emission allowances and surrendering these to the administering authority of the EU ETS Scheme.

Note 16 - Related Party Transactions

Drew and Magni Partners (Bermuda) Ltd.("Magni")

Drew is considered a related party due to its significant ownership in the Company and Magni is considered a related party as a result of being an affiliate of Drew. As of September 30, 2026, Drew held 22.3% of the Company's outstanding common shares.

The Company has a $10.0 million revolving credit facility with Drew. The facility includes a commitment fee of 1% per annum on any undrawn amount from January 1, 2026 to the end of the availability period, and charges interest at the Term Secured Overnight Financing Rate ("SOFR") plus a 6.5% margin per annum. The facility is available to draw down until December 31, 2026, and the latest repayment date is December 31, 2027.

In the nine months ended September 30, 2026, the Company has not drawn down from the revolving credit facility. The Company has $10.0 million available to draw down from this facility until the end of December 2026. In the nine months ended September 30, 2025, the Company drew down $6.0 million from the revolving credit facility which was fully repaid in March 2025.

Corporate Support Agreement

The Company entered into a corporate support agreement with Magni. As Magni indirectly held a controlling interest at the time the Corporate Support Agreement was entered into, the Company has treated the Corporate Support Agreement as a related party agreement.

Peak Maritime Management AS ("Peak Maritime" and formerly known as 2020 Bulkers Management AS)

In February 2023, the Company signed an agreement with Peak Maritime, replacing a similar management agreement entered into in October 2021. Pursuant to the management agreement, Peak Maritime provides us with certain operational, commercial and management services. The Company is required to pay Peak Maritime a management fee subject to annual estimates and calculated, based on, among other things, expected activity level of the Company and the expected scope of services to be provided by Peak Maritime in relation to the Company in that year. The management fee is payable quarterly, in four equal tranches. Such management fee shall equal certain costs, based on the sum of (i) the direct payroll costs allocated to the performance of the services under the management agreement, marked-up by a margin of 13%, and (ii) certain shared costs corresponding to infrastructure costs in such year related to the performance of such services. The management fee will be adjusted annually to account for the difference between estimated and actual costs incurred in such year. The management agreement has an indefinite term and can be terminated by either party upon one month's notice.

Peak Maritime became a related party from August 29, 2024 upon the Company's acquisition of 40% of the issued shares in Peak Maritime. Management fees paid to Peak Maritime of $0.7 million was recognized under "General and administrative expenses" in the unaudited consolidated statement of operations in the three months ended March 31, 2026. Management fees paid to Peak Maritime of $0.3 million and $1.1 million was recognized under "General and administrative expenses" in the unaudited consolidated statement of operations in the three and nine months ended September 30, 2025, respectively. As of December 31, 2025, the Company had $0.3 million payable to Peak Maritime presented under "Trade payables" in the unaudited consolidated balance sheet.

Following the Company's purchase of an additional 4,200 shares in Peak Maritime which increased the Company's total ownership in Peak Maritime to 54% effective on April, 1, 2026, the Company obtained a controlling financial interest in Peak Maritime. Peak Maritime has been consolidated into the Company's financial statements from April 1, 2026.

Note 17 - Equity

The authorized share capital of the Company as of September 30, 2026 and December 31, 2025 is $140,010,000 represented by 140,010,000 authorized common shares of par value $1.00 each.

Share Issuances

In February 2026, in connection with the exercise of employee share options under our share option program, the Company issued 100,000 common shares at an exercise price of $6.76 per share.

In April 2026, in connection with the exercise of employee share options under our share option program, the Company issued 220,000 common shares at an exercise price of $6.70 per share.

In May 2026, in connection with the exercise of employee share options under our share option program, the Company issued 175,000 common shares at an exercise price of $6.49 per share.

In September 2026, in connection with the exercise of share options under our share option program from a participant, the Company issued 25,000 common shares at an exercise price of $5.83 per share.

Transfer to Contributed Surplus

On August 10, 2026, the shareholders, at a Special General Meeting, approved the transfer of $28.5 million to the Company's Contributed Surplus Account from the Company's Share Premium account (Additional paid-in capital in the Company's Consolidated Statement of Changes in Shareholders' Equity).

Cash Distributions

The following cash distributions were declared in the nine months ended September 30, 2026:

Relevant period	**Declaration date**	**Amount per share** *(in $)*	**Payment date**
December 2025	January 8, 2026	0.13	January 27, 2026
January 2026	February 9, 2026	0.06	February 27, 2026
February 2026	March 5, 2026	0.06	March 25, 2026
March 2026	April 7, 2026	0.06	April 27, 2026
April 2026	May 6, 2026	0.15	May 26, 2026
May 2026	June 8, 2026	0.22	June 26, 2026
June 2026	July 7, 2026	0.22	July 28, 2026
July 2026	August 10, 2026	0.22	August 27, 2026
August 2026	September 7, 2026	0.25	September 25, 2026

The above cash distributions were made from the Company's Contributed Surplus account.

Note 18 - Subsequent Events

On October 6, 2026, the Board approved a cash distribution for September 2026 of $0.28 per share for shareholders of record as of October 19, 2026.

On November 2, 2026, the Company acquired an additional 1,800 shares in Peak Maritime for NOK 0.5 million. This increased the Company's total ownership in Peak Maritime to 60%.

On November 10, 2026, the Board approved a cash dividend for October 2026 of $0.20 per share for shareholders of record as of November 23, 2026.